Exhibit 99.1

AMARIN ANNOUNCES THIRD QUARTER 2007 RESULTS
CONFERENCE CALL

LONDON, United Kingdom, November 15, 2007 Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today announced that it will be discussing its third quarter 2007 results in a conference call at 8.30 a.m. Eastern time/1.30 p.m. GMT on Tuesday, November 20, 2007.  Rick Stewart, Chief Executive Officer, Alan Cooke, President and Chief Financial Officer and Declan Doogan, Head of Research and Development can be heard by dialling (800) 968 7995 (tollfree) in the U.S. or +1 (706) 679 8403 (toll) elsewhere. Conference ID 24477922.

The call will also be webcast live and a link will be on the company’s website at www.amarincorp.com.  Information on the company’s website is not part of this release.

For those who cannot listen to the live broadcast, a replay will be available shortly after the conference call in the link on the company’s website www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the U.S. or +1 (706) 645 9291 (toll) elsewhere, and entering access code 24477922.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes two programs in Parkinson’s disease, one in epilepsy and one in memory and cognition.  Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease.  Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442

Rick Stewart	Chief Executive Officer

Alan Cooke	President and Chief Financial Officer

investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Disclosure Notice:

The information contained in this document is as of November 15, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not be able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.